NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Peter Strand T: 202.689.2983 Peter.strand@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

March 14, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennifer Angelini
Erin Purnell

RE:	New Horizon Aircraft Ltd.
Registration Statement on Form S-3
Filed February 14, 2025
File No. 333-285000

Ladies and Gentlemen:

On behalf of New Horizon Aircraft Ltd. (the “Company”), we are hereby responding to the letter dated February 20, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-3 filed on February 14, 2025 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Form S-3 filed February 14, 2025

General

1.	Please amend your Form 10-K for the year ended May 31, 2024 to also include an audit report that reflects the audit of and opines on your financial statements as of and for the year ended May 31, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed a Form 10-K/A with the SEC to amend its Annual Report on Form 10-K for the year ended May 31, 2024, to include an audit report that reflects the audit of and opines on the Company’s financial statements as of and for the year ended May 31, 2023. Such report appears on page F-3 of the Form 10-K/A.

2.	Please revise the Experts section to additionally identify the auditor for your financial statements as of and for the year ended May 31, 2023, and file the consent of such auditor as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the Experts section in the Amended Registration Statement on page 33 of the base prospectus and page 14 of the sales agreement prospectus to identify the auditor for the Company’s financial statements as of and for the year ended May 31, 2023. The Company has filed the consent of such auditor as Exhibit 23.2 to the Amended Registration Statement.

Incorporation of Certain Information by Reference, page 34

3.	Please revise your disclosure to specifically incorporate by reference the Form 8-K filed on July 23, 2024, or tell us why you believe this is not required. Refer to Item 12(a)(2) of Form S-3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Amended Registration Statement on page 34 of the base prospectus and page 15 of the sales agreement prospectus to incorporate by reference the Form 8-K filed on July 23, 2024.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Peter Strand at (202) 689-2983.

Very truly yours,

/s/ E. Peter Strand
E. Peter Strand

cc: Brandon Robinson, Chief Executive Officer, New Horizon Aircraft Ltd.

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